UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

2022 Equity Incentive Plan

As previously disclosed in the proxy statement/prospectus included in the Registration Statement on Form F-4, filed by NWTN Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) and declared effective on October 20, 2022 (the “Merger Proxy Statement”), the Company had intended to issue certain options under the NWTN Inc. 2022 Equity Incentive Plan (the “2022 Plan”) immediately following consummation (the “Closing”) of the Company’s business combination (the “Business Combination”) with East Stone Acquisition Corporation and ICONIQ Holding Limited (“ICONIQ”). Specifically, the Company had planned to issue options to subscribe for a total of 28,576,201 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), at an exercise price of US$0.1 per share, to 10 to 15 senior employees.

Subsequent to the closing of the Business Combination, the Company has determined to undertake a holistic review of its compensation policies for its employees, senior management and directors to meet the needs of the Company to better align with existing compensation policies and philosophies of Nasdaq-listed peer companies. The Company intends to complete its review in the first quarter of 2023. Until such time, no grants will be made under the 2022 Plan.

Muse Limited Shareholding

As previously disclosed in the Merger Proxy Statement, upon the Closing, each issued and outstanding Class A ordinary share of ICONIQ was cancelled and converted into Company Class A Ordinary Shares, par value $0.0001 per share of the Company (“Class A Ordinary Shares”), and each issued and outstanding Class B ordinary share of ICONIQ was cancelled and converted into the right to Company Class B Ordinary Shares, with each class of ICONIQ securities converting at a different exchange ratio.

Alan Nan WU, the Company’s Chief Executive Officer and Chairman of the Board, was a shareholder of ICONIQ prior to the Business Combination through Muse Limited (“Muse”). As previously disclosed in the Merger Proxy Statement, upon the Closing, Alan Nan WU would, through Muse, receive 32,715,010 Class A Ordinary Shares, representing approximately 76.4% of the voting power of the Company and convertible into 32,715,010 Class B Ordinary Shares.

This Form 6-K is being provided to disclose an additional 6,888,499 Class B Ordinary Shares issued to Muse upon the Closing in connection with the Business Combination. Such shares were attributable to Muse as a result of the default of a payment obligation by an ICONIQ shareholder prior to the Business Combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 15, 2022

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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